SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number 0-23172

                        Eclipse Telecommunications, Inc.
                     (formerly, Network Long Distance, Inc.)
             (Exact name of registrant as specified in its charter)

                            11817 Canon Boulevard, Suite 600
                              Newport News, Virginia 23606
            (Address, including  zip code,  and telephone  number, including
              area code, of  registrant's   principal  executive  offices)

                    Common Stock, $.0001 Par Value Per Share
            (Title of each class of securities covered by this Form)

                                      None
           (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

             Rule 12g-4(a)(1)(i)       [X]       Rule 12h-3(b)(1)(ii)      [  ]
             Rule 12g-4(a)(1)(ii)      [  ]      Rule 12h-3(b)(2)(i)       [  ]
             Rule 12g-4(a)(2)(i)       [  ]      Rule 12h-3(b)(2)(ii)      [  ]
             Rule 12g-4(a)(2)(ii)      [  ]      Rule 15d-6                [  ]
             Rule 12h-3(b)(1)(i)       [X]

         Approximate number of holders of record as of the certification or notice date:
                One

         Pursuant to the requirements of the Securities Exchange Act of 1934 Network Long Distance, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:     6/12/98                                   BY:  /s/ John D. Crawford
                                                    John D. Crawford, President

Instructions: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. This registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.



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